Filed by Abraxas Petroleum Corporation
                                                  (Commission File No. 0-19118)
                         Pursuant to Rule 425 Under the Securities Act of 1933,
                                                                    as amended,
                                       And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934,
                                                                    as amended.
                                   Subject Company:  Grey Wolf Exploration Inc.
                                                       (no Commission File No.)


                                  NEWS RELEASE

            ABRAXAS INTENDS TO MAKE TENDER OFFER TO ACQUIRE REMAINING
                        GREY WOLF EXPLORATION INC. SHARES

SAN ANTONIO, TX (April 12, 2001) - Abraxas Petroleum Corporation (AMEX:ABP) today announced that it intends to commence an exchange tender offer to acquire any or all of the outstanding shares of Grey Wolf Exploration Inc. (TSE:GWX) not currently owned by Abraxas in exchange for shares of Abraxas common stock. Abraxas currently owns approximately 49% of Grey Wolf Exploration's outstanding common stock.

Abraxas intends to offer 0.6 of a share of its common stock for each share of Grey Wolf Exploration common stock. Further information about the exchange tender offer will be set forth in the take-over bid circular to be issued to the Grey Wolf Exploration stockholders and Abraxas' registration statement and other offering materials to be filed with the Securities and Exchange Commission at a later date.

Abraxas has decided to make its offer directly to the Grey Wolf Exploration stockholders as a result of the expiration of a prior offer made by Abraxas to the Independent Committee of the Board of Directors of Grey Wolf Exploration.

Robert L. G. Watson, Chairman and Chief Executive Officer of Abraxas, stated, "Bringing Grey Wolf Exploration fully into Abraxas will further increase operating efficiencies and avoid duplication of public filing expenses. We believe our proposed plan will enhance stockholder value for both Abraxas and Grey Wolf Exploration."

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO EXCHANGE THE SECURITIES OF ABRAXAS FOR THE SECURITIES OF GREY WOLF EXPLORATION. ANY SUCH OFFER OR SOLICITATION WILL BE SUBJECT TO CERTAIN CUSTOMARY CONDITIONS INCLUDING THE RECEIPT OF A FAIRNESS OPINION AND WILL BE MADE ONLY BY ABRAXAS' PROSPECTUS AND OTHER EXCHANGE OFFER MATERIALS, WHICH WILL BE MAILED TO GREY WOLF EXPLORATION'S STOCKHOLDERS AT A LATER DATE. GREY WOLF EXPLORATION'S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE DOCUMENTS WILL ALSO BE AVAILABLE AT NO CHARGE FROM THE SEC'S WEB SITE, WWW.SEC.GOV, AND FROM ABRAXAS PETROLEUM CORPORATION AT 500 NORTH LOOP 1604 EAST, SUITE 100, SAN ANTONIO, TEXAS 78232.

Abraxas Petroleum Corporation is a San Antonio-based crude oil and natural gas exploration and production company that also processes natural gas. It operates in Texas, Wyoming and western Canada. For additional information about the Company, please visit our web site, www.abraxaspetroleum.com, for the most current and updated information. The web site is updated daily in order to comply with the SEC Regulation FD (Fair Disclosure).

Safe Harbor for forward-looking statement: Statements in this release looking forward in time involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance suggested in this release. Such factors may include, but may not be necessarily limited to, changes in the prices received by the Company for crude oil and natural gas. In addition, the Company's future crude oil and natural gas production is highly dependent upon the Company's level of success in acquiring or finding additional reserves. Further, the Company operates in an industry sector where the value of securities is highly volatile and may be influenced by economic and other factors beyond the Company's control. In the context of forward-looking information provided for in this release, reference is made to the discussion of risk factors detailed in the Company's filing with the Securities and Exchange Commission during the past 12 months.

FOR MORE INFORMATION CONTACT:
Janice Herndon/Manager Corp. Communications
Telephone 210-490-4788
jherndon@abraxaspetroleum.com
www.abraxaspetroleum.com